Exhibit 99.3

UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	Chapter 11
Case No. 99-2261 (PJW)
HECHINGER INVESTMENT COMPANY
OF DELAWARE, INC., et al.,	(Jointly Administered)
Debtors.

ORDER ALLOWING THE MOTION OF THE HECHINGER LIQUIDATION

TRUST ESTABLISHING AMOUNTS OF DISPUTED CLAIMS RESERVE
Relates to Docket No. 5567

      This matter coming before the Court on the Motion of the Hechinger Liquidation Trust (the “Trust”) For An Order Establishing Amounts of Disputed Claim Reserves Under the First Amended Consolidated Plan of Liquidation Of the Official Committee Of Unsecured Creditors Under Chapter 11 Of The Bankruptcy Code (the “Motion”); the Court having reviewed the Motion and finding that (a) the Court has jurisdiction over this matter pursuant to 28 U.S.C. §§ 157 and 1334; (b) this is a core proceeding pursuant to 28 U.S.C. § 157(b)(2) and (c) notice of the Motion was sufficient and the Court having determined that just cause exists for the relief granted herein;

      IT IS HEREBY ORDERED THAT the Motion is GRANTED on the terms and conditions set forth herein, on the record and in the Stipulation Between the Liquidation Trust and Fleet Retail Finance, Inc. incorporated herein, and the Trust is hereby authorized to make an Interim Distribution to holders of Allowed Impaired Claim of 4.515%;

      IT IS FURTHER ORDERED THAT to the extent not withdrawn or resolved as set forth herein or on the record, all objections to the Motion are overruled.

      IT IS FURTHER ORDERED THAT as preference recoveries (the “Recoveries”) are received by the Trust, the Trust shall reserve such funds from the Recoveries so as to enable the Trust to make distributions, pursuant to the Plan, from the

Recoveries, on account of validly filed and Allowed proofs of claim arising from the payment of the Recoveries to the Trust, consistent with the Initial Distribution and any subsequent distribution.

      IT IS FURTHER ORDERED THAT the reserves to be established by the Trust shall be based on and calculated with respect to the full liquidated amounts (i.e., in the aggregate, $1,365,969.07) of the general unsecured claims of Hechinger Enterprises as stated in its three outstanding proofs of claim (claim nos. 6619, 6622 and 6625) (or such other amounts as Hechinger Enterprises may agree in writing), without prejudice to Hechinger Enterprises’ rights with respect to any unliquidated portions of its claims. The reserves and the estimations used to establish the reserves shall not in any way cap or limit the allowable amount of the claims of Hechinger Enterprises or cap or limit distributions thereon. The Trust shall complete its evaluation of the claims of Hechinger Enterprises and file any objection thereto on or before thirty days after entry of this Order (or by such later deadline as may be agreed to in writing by Hechinger Enterprises) (the “Objection Deadline”). If no objection to the claims of Hechinger Enterprises has been filed on or before the Objection Deadline, the claims of Hechinger Enterprises shall be deemed allowed as Class 4B general unsecured claims in the full liquidated amounts stated in its proofs of claim (or such other amounts as may be agreed to in writing by Hechinger Enterprises) without further action of this Court, and without prejudice to Hechinger Enterprises’ rights with respect to any unliquidated portions of its claims. To the extent the claims of Hechinger Enterprises are allowed, the Trust shall pay Hechinger Enterprises its full pro rata share of distributions on account of its claims as provided in the Plan for holders of general unsecured claims.

/s/ PETER J. WALSH

Honorable Peter J. Walsh
United States Bankruptcy Judge

Dated: August 9, 2002

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